SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer))

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person)

Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Depositary Shares each representing a 1/40th ownership interest in a share of

Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

989701BD8

989701BF3

989701859

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President and General Counsel

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 844-7637

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$127,935,700	$12,883.13

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 equals $100.70 per million dollars of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Zions Bancorporation, a Utah corporation (the “Company”), and relates to the separate offers (each, an “Offer” and, collectively, the “Offers”) by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), (a) shares of the Company’s Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series I Shares”), in an amount such that the aggregate liquidation preference purchased of such Series I Shares shall not exceed $35,000,000, (b) shares of the Company’s Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series J Shares”), in an amount such that the aggregate liquidation preference purchased of such Series J Shares shall not exceed $55,000,000 and (c) shares of the Company’s depositary shares each representing a 1/40th ownership interest in a share of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per depositary share) (the “Series G Depositary Shares” and together with the Series I Shares and the Series J Shares, the “Securities”), in an amount such that the aggregate liquidation preference purchased of such Series G Depositary Shares shall not exceed $30,000,000.

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Each Offer will expire at 11:59 p.m., New York City time, on May 20, 2016, unless such Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Zions Bancorporation

One South Main, 15th Floor

Salt Lake City, Utah, 84133

(801) 844-7637

(b) Securities. This Schedule TO relates to the Series I Shares, the Series J Shares and the Series G Depositary Shares of Zions Bancorporation. As of April 22, 2016, there were 125,224 Series I Shares outstanding, 195,152 Series J Shares outstanding and 6,873,071 Series G Depositary Shares outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase, “Historical Price Range of the Securities,” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning Zions,” is incorporated herein by reference. The Company is the filing person. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Harris H. Simmons	Chairman and Chief Executive Officer. Chairman of Zions First National Bank.

Jerry C. Atkin	Director.

Patricia Frobes	Director.

Suren K. Gupta	Director.

J. David Heaney	Director.

Vivian S. Lee	Director.

Edward F. Murphy	Director.

Roger B. Porter	Director.

Stephen D. Quinn	Director.

L.E. Simmons	Director.

Steven C. Wheelwright	Director.

Shelley Thomas Williams	Director.

James R. Abbott	Senior Vice President, Investor Relations and External Communications.

Bruce K. Alexander	Executive Vice President. President and Chief Executive Officer of Vectra Bank Colorado.

A. Scott Anderson	Executive Vice President. President and Chief Executive Officer of Zions First National Bank.

David E. Blackford	Executive Vice President. Chairman, President and Chief Executive Officer of California Bank & Trust.

Paul E. Burdiss	Chief Financial Officer.

Dallas E. Haun	Executive Vice President. President and Chief Executive Officer of Nevada State Bank.

Alexander J. Hume	Senior Vice President and Controller.

Dianne R. James	Executive Vice President and Chief Human Resources Officer.

Thomas E. Laursen	Executive Vice President and General Counsel.

LeeAnne B. Linderman	Executive Vice President, Retail Banking.

Keith D. Maio	Executive Vice President and Chief Banking Officer.

Scott J. McLean	President and Chief Operating Officer. Director of ZB N.A.

Name	Position
Michael Morris	Executive Vice President and Chief Credit Officer.

Joe Reilly	Executive Vice President and Chief Technology Strategist.

Rebecca K. Robinson	Executive Vice President and Director of Wealth Management.

Stanley D. Savage	Executive Vice President. President and Chief Executive Officer of The Commerce Bank of Washington.

Edward P. Schreiber	Executive Vice President and Chief Risk Officer.

Jennifer A. Smith	Executive Vice President and Chief Information Officer.

Steve D. Stephens	Executive Vice President. Chief Executive Officer of Amegy Bank of Texas.

Mark R. Young	Executive Vice President. President and Chief Executive Officer of National Bank of Arizona.

The business address and telephone number for all of the above directors and executive officers is: c/o One South Main, 15th Floor, Salt Lake City, Utah, 84133 and (801) 844-7637.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Number of Securities; Expiration Date,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” in Section 5, “Purchase of Securities and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” and in Section 16, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 16, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase in Section 15, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and Section 13, “Certain Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Shares and Other Securities,” is incorporated herein by reference. To the best of the Company’s knowledge, there are no arrangements to purchase securities from any officer, director or affiliate of the Company.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Offers,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offers on the Market for Securities,” is incorporated herein by reference.

(c) Plans. Except for the Offers, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

The information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” in Section 1, “Number of Securities; Expiration Date,” and in Section 2, “Purpose of the Offers,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Section 8 of the Offer to Purchase, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum amount of Securities sought is not less than $125,000,000 nor greater than $128,000,000, including Accrued Dividends (as defined in the Offer to Purchase) but excluding fees and expenses.

(b) Conditions. The information set forth in Section 6 of the Offer to Purchase, “Conditions of the Offers,” is incorporated herein by reference. There are no conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. None.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 17 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

The information set forth in Section 14 of the Offer to Purchase, “Summary Financial Information,” is incorporated herein by reference.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. None.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ Matthew Tyler
Name:	Matthew Tyler
Title:	Treasurer

Date: April 25, 2016

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 25, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	Press Release, dated April 25, 2016.

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated July 8, 2014, incorporated by reference to Exhibit 3.1 of Form 8-K/A filed on July 18, 2014.

(d)(2)	Restated Bylaws of Zions Bancorporation dated February 27, 2015, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2015.

(d)(3)	Deposit Agreement dated as of February 7, 2013 among Zions Bancorporation, Zions First National Bank as Depositary and the holders from time to time of the Depositary Receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed on February 7, 2013.

(d)(4)	Senior Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to senior debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.1 of Form 10-K for the year ended December 31, 2011.

(d)(5)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

(d)(6)	Junior Subordinated Indenture dated August 21, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to junior subordinated debentures of Zions Bancorporation, incorporated by reference to Exhibit 4.3 of Form 10-K for the year ended December 31, 2011.

(d)(7)	Warrant to purchase up to 5,789,909 shares of Common Stock, issued on November 14, 2008, incorporated by reference to Exhibit 4.4 of Form 10-K for the year ended December 31, 2013.

(d)(8)	Warrant Agreement, between Zions Bancorporation and Zions First National Bank (now known as ZB, N.A.), and Warrant Certificate, incorporated by reference to Exhibit 4.1 of Form 10-Q for the quarter ended September 30, 2010.

(d)(9)	Zions Bancorporation 2012-2014 Value Sharing Plan, incorporated by reference to Exhibit 10.3 of Form 10-K for the year ended December 31, 2012.

(d)(10)	Zions Bancorporation 2013-2015 Value Sharing Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2013.

(d)(11)	Zions Bancorporation 2014-2016 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2014.

(d)(12)	Zions Bancorporation 2015-2017 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2015.

(d)(13)	2012 Management Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2012.

(d)(14)	Zions Bancorporation Third Restated and Revised Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2013.

(d)(15)	Zions Bancorporation Fourth Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2013.

(d)(16)	Amendment to the Zions Bancorporation Fourth Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2015.

(d)(17)	Amended and Restated Amegy Bancorporation, Inc. Non-Employee Directors Deferred Fee Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2013.

(d)(18)	Zions Bancorporation First Restated Excess Benefit Plan, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2014.

(d)(19)	Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB effective October 1, 2002, incorporated by reference to Exhibit 10.9 of Form 10-K for the year ended December 31, 2012.

(d)(20)	Amendment to the Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB substituting Prudential Bank & Trust, FSB as the trustee, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2010.

(d)(21)	Amendment to Trust Agreement Establishing the Zions Bancorporation Deferred Compensation Plans Trust, effective September 1, 2006, incorporated by reference to Exhibit 10.11 of Form 10-K for the year ended December 31, 2012.

(d)(22)	Fifth Amendment to Trust Agreement between Fidelity Management Trust Company and Zions Bancorporation for the Deferred Compensation Plans, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter September 30, 2013.

(d)(23)	Sixth Amendment to Trust Agreement between Fidelity Management Trust Company and Zions Bancorporation for the Deferred Compensation Plans, dated August 17, 2015, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter September 30, 2015.

(d)(24)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2012.

(d)(25)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2012.

(d)(26)	Third Amendment to the Zions Bancorporation Deferred Compensation Plans Master Trust agreement between Zions Bancorporation and Fidelity Management Trust Company, dated June 13, 2012, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended June 30, 2012.

(d)(27)	Zions Bancorporation Restated Pension Plan effective January 1, 2002, including amendments adopted through December 31, 2010, incorporated by reference to Exhibit 10.16 of Form 10-K for the year ended December 31, 2010.

(d)(28)	First amendment to the Zions Bancorporation Pension Plan, dated June 28, 2013, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2013.

(d)(29)	Zions Bancorporation Executive Management Pension Plan, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2014.

(d)(30)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Restated and Amended effective January 1, 2002, including amendments adopted through December 31, 2010, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2010.

(d)(31)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 14, 2012, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2012.

(d)(32)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2012.

(d)(33)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2015.

(d)(34)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2015.

(d)(35)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 30, 2010, incorporated by reference to Exhibit 10.27 of Form 10-K for the year ended December 31, 2015.

(d)(36)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2014.

(d)(37)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2014.

(d)(38)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated August 17, 2015, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2015.

(d)(39)	Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.1 of Form S-8 filed on July 1, 2015.

(d)(40)	Form of Standard Restricted Stock Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.3 of Form S-8 filed on July 1, 2015.

(d)(41)	Form of Standard Restricted Stock Unit Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.4 of Form S-8 filed on July 1, 2015.

(d)(42)	Form of Standard Stock Option Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.6 of Form S-8 filed on July 1, 2015.

(d)(43)	Form of Standard Directors Stock Award Agreement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.7 of Form S-8 filed on July 1, 2015.

(d)(44)	Form of Restricted Stock Award Agreement subject to holding requirement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.2 of Form S-8 filed on July 1, 2015.

(d)(45)	Form of Restricted Stock Unit Agreement subject to holding requirement, Zions Bancorporation 2015 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.5 of Form S-8 filed on July 1, 2015.

(d)(46)	Amegy Bancorporation 2004 (formerly Southwest Bancorporation of Texas, Inc.) Omnibus Incentive Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2015.

(d)(47)	Form of Change in Control Agreement between the Company and Certain Executive Officers, incorporated by reference to Exhibit 10.37 of Form 10-K for the year ended December 31, 2012.

(d)(48)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2014.

(d)(49)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2014.

(g)	Not applicable.

(h)	Not applicable.